Publication: South China Morning Post
Page: Classified 9
Date: 30 May 2003
Where Published: Hong Kong


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of First Pacific Company Limited ("First Pacific") announces that Mr. Ronald A. Brown and Mr. Michael J.A. Healy each resigned as directors of the Company on 29th May, 2003. This follows the earlier resignation of Mr. Brown from his executive office of General Counsel and Company Secretary and of Mr. Healy from his executive office of Finance Director.

Mr. Paul F. Wallace, who previously served with the Company as Chief Financial Officer between 1994 and 1997, has been re-appointed in this capacity. In addition, Ms. Nancy L.M. Li will be appointed as the new Company Secretary.

The Board would like to take this opportunity to express its thanks to Mr. Brown and Mr. Healy for their contributions to the Company during their tenure of office.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Executive Chairman

Hong Kong, 29th May, 2003


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